SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                         (Amendment No. 5)

                         ______________


                         BRC HOLDINGS, INC.
                    (Name of Subject Company)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                    EVERGLADES PARTNERS, L.P.
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





     This Amendment No. 5 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on December 4, 1998 by Matador Capital Management Corporation ("MCMC") and Jeffrey A. Berg, as previously amended (the "Schedule 14D-9"), in connection with a tender offer made by ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, to purchase 8,704,238 shares of common stock, par value $.01 per share (the "Shares"), of BRC Holdings, Inc. ("BRCP") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998, as amended through December 10, 1998 (the "Offer").

     The following information supplements the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     MCMC sent a letter, dated December 11, 1998, to the Board of Directors of BRCP. A copy of the letter is filed as Exhibit 5 hereto.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 5. Letter, dated December 4, 1998, from MCMC to the Board of Directors of BRCP.

                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By:  /s/ Jeffrey A. Berg
                                   Jeffrey A. Berg, President



                              /s/ Jeffrey A. Berg
                              Jeffrey A. Berg



                              EVERGLADES PARTNERS, L.P.

                              By:  Matador Capital Management, L.P.,
                                   its general partner

                              By:  Everglades Capital Corporation,
                                   its general partner


                              By:  /s/ Jeffrey A. Berg
                                   Jeffrey A. Berg, President




Date:  December 11, 1998